Exhibit 99.1

IsoEnergy Announces Results Following Annual General Meeting of Shareholders

TORONTO, June 10, 2026 /CNW/ - IsoEnergy Ltd. ("IsoEnergy", or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce that shareholders of the Company ("Shareholders") have approved all matters brought before the annual general meeting of Shareholders (the "Meeting") held virtually today, as outlined in the management information circular of the Company dated May 5, 2026 (the "Circular") prepared in connection with the Meeting.

A total of 38,225,097 common shares of the Company, representing 63.05% of the issued and outstanding shares of the Company as at the record date, were represented in person or by proxy at the Meeting.

The complete voting results from the Meeting are as follows:

1.   Election of Directors

Each of the six nominees listed in the Circular was elected to hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed. Proxies were tabulated as follows:

Name of Nominee	Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
Philip Williams	34,169,534	97.16	999,624	2.84
Richard Patricio	28,212,184	80.22	6,956,974	19.78
Leigh Curyer	35,156,044	99.96	13,114	0.04
Christopher McFadden	28,481,614	80.98	6,687,544	19.02
Peter Netupsky	28,632,255	81.41	6,536,903	18.59
Mark Raguz	22,297,740	63.40	12,871,418	36.60

2.   Appointment of Auditor

KPMG LLP was re-appointed as auditor of the Company until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board of Directors of the Company. Proxies were tabulated as follows:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
38,212,255	99.97	12,842	0.03

Toro Energy Transaction Update

Further to IsoEnergy's October 21, 2025 announcement of its proposed acquisition of all of the issued and outstanding ordinary shares of Toro Energy Ltd. ("Toro") by way of a scheme of arrangement under Australia's Corporations Act 2001 (Cth) (the "Transaction" or the "Scheme"), Toro shareholders approved the Scheme on June 9, 2026. The Scheme resolution was approved by the requisite majorities of Toro shareholders, with 92.89% of votes cast in favour of the Transaction. The Scheme remains subject to approval by the Federal Court of Australia at the second court hearing scheduled for June 15, 2026, and the satisfaction or waiver of the remaining conditions precedent to completion of the Transaction. Subject to receiving court approval and the satisfaction of the remaining conditions, the Scheme is expected to become effective on June 16, 2026, with implementation expected to occur on June 25, 2026.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

X: @IsoEnergyLtd
www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". The forward-looking information includes statements with respect to the consummation and timing for completion of the Transaction; the expected receipt of court approval and satisfaction of the remaining conditions precedent to completion of the Transaction; increased demand for and interest in nuclear power and uranium; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the Transaction will be completed in accordance with, and on the timeline contemplated by the terms and conditions of the relevant agreements; that the parties will receive the required court approval and will satisfy, in a timely manner, the other conditions precedent to the closing of the Transaction; assumptions that the results of planned exploration and development activities are as anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the inability of IsoEnergy and Toro to complete the Transaction; a material adverse change in the timing of and the terms and conditions upon which the Transaction is completed; the inability to satisfy or waive all conditions precedent to closing of the Transaction, including the failure to obtain the required court approval in connection with the Transaction; negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For More Information, Please Contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333

CO: IsoEnergy Ltd.

CNW 17:00e 10-JUN-26